PLEASE CONTACT  SHAREHOLDER  COMMUNICATIONS  CORPORATION AT (800) 733-8481,  EX.
415.

                  OFFER TO PURCHASE UNITS FOR $6.50 PER UNIT OF
                               SECURED INCOME L.P.

West Putnam Housing Investors LLC, an affiliate of two of the three general partners, makes no recommendation as to whether Unit Holders should sell their Units at this time. However, for a Unit Holder who does wish to sell now, West Putnam is offering to purchase your Units at a price of $6.50 per Unit, which is at least $1.50 per Unit (or 30%) higher than the MacKenzie Partners' offer, the highest other offer of which it is aware. If you accepted the MacKenzie Partners' offer, you are entitled to withdraw such acceptance until 12:00 midnight, pacific daylight time, on July 31, 1998 (see last page of this notice).

Summarized below is a hypothetical example of the potential after tax results of a sale of Units pursuant to this Offer. This is only an illustration, based on certain assumptions and subject to certain qualifications including those discussed in Section 6 of the Offer to Purchase. Actual tax consequences to any Unit Holder may vary, and Unit Holders should consult their own tax advisors. Under the following example, Unit Holders who invested $20,000 and who now sell all of their Units in the Offer at a price of $6.50 per Unit, would receive approximately $9,674, after tax, calculated as follows:

         Cash on Sale                                       $6,500
         Capital Gain (1)                                    9,208
                                                              x25%
         Tax Liability @ 25% Rate                          (2,302)

         Suspended Losses through 12/31/97                  15,210
                                                              x36%
         Tax Savings @ 36% Rate                              5,476
         Net After Tax Benefit (2)                           3,174
                                                             -----

         Total Benefit on Sale                              $9,674

---------------------------
         (1) Capital gain was estimated to equal the sale price in the Offer of $6,500 plus a negative capital account balance as of December 31, 1997 of $2,708. The actual capital gain may vary.

         (2) The estimated tax results are based on a $20,000 original investment for a Unit Holder admitted in the First Closing of the Partnership. Capital account balances would vary for Unit Holders admitted to the Partnership in the Second or Third Partnership Closings, or later. The estimate does not reflect potential tax results for 1998 up to the time of sale. The estimate assumes that no passive losses from the Units are utilized prior to the date of sale. It also assumes a 36% federal ordinary income tax rate and a 25% capital gains rate, and that the Unit Holder is not subject to the alternative minimum tax. No consideration is given to state and local taxes. The foregoing discussion is based on West Putnam's understanding of current federal tax laws, which (particularly as they relate to passive losses) are complex and subject to change.

Unit Holders may desire to immediately liquidate their Units for a variety of reasons, which may include:

o        Free up cash for other investment opportunities
o        Eliminate K-1s after 1998
o Potentially obtain after-tax benefits by utilizing unused suspended passive losses

Unit Holders should read the enclosed Offer in its entirety and discuss the Offer with their tax and financial advisors.

West Putnam believes the liquidation value of the real estate properties owned by the underlying operating partnerships in which the Partnership is invested would be significantly higher than its offered price. However, it also believes that existing restrictions governing these properties would impact the ability to obtain such estimated liquidation value at this time (although as noted in the Offer to Purchase it is possible that the applicable restrictions may be reduced or eliminated for the Westmont property if it is refinanced). There are no immediate plans to sell such properties. Unit Holders who do not sell their Units in this Offer (or other offers) may be able to realize additional passive losses (which can be used against ordinary income upon disposition of their Units), and will maintain the potential to participate in any cash flow distribution and/or residual value in the real estate in which the Partnership is indirectly invested.

Unit Holders should be aware that there are other ways of valuing the Units and of comparing the relative economic benefits of accepting an offer to purchase now or continuing to hold the Units. The actual benefits to Unit Holders from selling or holding their Units will depend on their individual circumstances and may differ from the examples presented.

This notice does not purport to provide tax or investment advice. West Putnam makes no recommendation to Unit Holders whether to accept any offer to purchase their Units, but strongly urges Unit Holders to consult with their own tax and financial advisors.

UNIT HOLDERS SHOULD BE AWARE THAT IF THEY HAVE ALREADY TENDERED THEIR UNITS IN THE RECENT OFFER BY AFFILIATES OF MACKENZIE PARTNERS, INC. FOR THE LOWER PRICE OF $5.00 PER UNIT, THE UNIT HOLDERS HAVE THE RIGHT TO WITHDRAW THEIR UNITS FROM THE MACKENZIE OFFER AND ACCEPT THIS OFFER FOR $6.50 PER UNIT. UNIT HOLDERS WHO WISH TO WITHDRAW UNITS ALREADY TENDERED IN THE MACKENZIE OFFER SHOULD COMPLETE AND SIGN THE ENCLOSED WITHDRAWAL FORM AND FAX IT TO (925) 631-9119 PRIOR TO 12:00 MIDNIGHT, PACIFIC DAYLIGHT TIME, ON JULY 31, 1998.

WEST PUTNAM HOUSING INVESTORS LLC

                     --------------------------------------

        YOU WILL NEED TO SUBMIT YOUR CERTIFICATES TO VALIDLY TENDER YOUR
         UNITS. BENEFICIAL OWNERS OF UNITS SHOULD CONTACT THEIR BROKERS
                    REGARDING DELIVERY OF THEIR CERTIFICATES.


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